Unaudited interim consolidated financial statements of

Intellipharmaceutics International Inc.

February 28, 2010

Intellipharmaceutics International Inc.
February 28, 2010

Table of contents

Unaudited consolidated balance sheets	1
Unaudited interim consolidated statements of operations and comprehensive loss	2
Unaudited interim consolidated statements of shareholders’ equity (deficiency)	3
Unaudited interim consolidated statements of cash flows	4
Notes to the unaudited interim consolidated financial statements	5-18

Intellipharmaceutics International Inc.
Unaudited consolidated balance sheets
as at February 28, 2010 and November 30, 2009
(Stated in U.S. dollars)

		November 30,
	February 28,	2009
	2010	(Notes 1 and 2)
	$	$
Assets
Current
Cash	5,048,100	8,014,492
Accounts receivable	1,048	5,427
Investment tax credits	1,894,967	1,840,044
Prepaid expenses and sundry assets	130,567	175,248
	7,074,682	10,035,211

Property and equipment, net (Note 4)	1,006,392	1,046,121
	8,081,074	11,081,332

Liabilities
Current
Accounts payable	511,268	1,323,368
Accrued liabilities (Note 5)	443,715	540,604
Employee cost payable (Note 7)	639,673	501,114
Current portion of capital lease obligations	33,875	35,595
Due to related parties (Note 6)	1,526,463	2,360,181
	3,154,994	4,760,862

Warrant liability (Note 10)	205,084	226,268
Capital lease obligations	6,436	12,862
Deferred revenue (Note 13)	1,448,299	1,449,326
	4,814,813	6,449,318

Shareholders' equity
Capital stock (Note 8)
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
10,907,057 common shares	16,969	16,969
(November 30, 2009 - 10,907,057 common shares)
Additional paid-in capital	18,317,794	18,263,340
Accumulated other comprehensive loss	(334,498)	(341,844)
Deficit	(14,734,004)	(13,306,451)
	3,266,261	4,632,014
Commitments and contingencies (Note12)
	8,081,074	11,081,332

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Unaudited interim consolidated statements of operations and comprehensive loss for the three month periods ended
(Stated in U.S. dollars)

	February 28,	March 31,
	2010	2009
	$	$

Revenue
Research and development	2,597	224,372

Expenses
Cost of revenue	-	27,119
Research and development	699,658	406,790
Selling, general and administrative	704,029	119,887
Depreciation	54,985	97,710
	1,458,672	651,506

Loss before the undernoted	(1,456,075)	(427,134)
Fair value adjustment of warrant liability (Note 10)	21,865	-
Net foreign exchange gain (loss)	28,363	(132,476)
Interest income	3,633	1,291
Interest expense	(25,339)	(14,692)
Loss	(1,427,553)	(573,011)
Other comprehensive income
Foreign exchange translation adjustment	7,346	108,506
Comprehensive loss	(1,420,207)	(464,505)

Loss per common share, basic and diluted	(0.13)	(0.06)

Weighted average number of common shares outstanding, basic and diluted	10,907,057	9,327,716

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Unaudited interim consolidated statements of shareholders' equity (deficiency)
for the year ended November 30, 2009 and for the three month period ended February 28, 2010
(Stated in U.S. dollars)

						Accumulated		Total
					Additional	other		shareholders'
	Special voting shares		Common shares		paid-in	comprehensive		equity
	Number	Amount	Number	Amount	capital	income (loss)	Deficit	(deficiency)
		$		$	$	$	$	$

Balance, December 31, 2008	5,997,751	10,850	3,329,965	6,024	10,482,120	385,647	(11,467,716)	(583,075)

Share issued as compensation	-	-	52,356	95	394,764	-	-	394,859
Share cancellation	(5,997,751)	(10,850)	(3,382,321)	(6,119)	(10,876,884)	-	-	(10,893,853)
Shares issued	-	-	10,907,057	16,969	10,876,884	-	-	10,893,853
Broker options issued in connection with acquisition	-	-	-	-	161,833	-	-	161,833
Share issuance cost	-	-	-	-	(1,767,935)	-	-	(1,767,935)
Excess of assets over liabilities assumed on acquisition	-	-	-	-	8,992,558	-	-	8,992,558
Other comprehensive loss (net of tax - $nil)	-	-	-	-	-	(727,491)	-	(727,491)
Loss	-	-	-	-	-	-	(1,838,735)	(1,838,735)
	(5,997,751)	(10,850)	7,577,092	10,945	7,781,220	(727,491)	(1,838,735)	5,215,089

Balance, November 30, 2009	-	-	10,907,057	16,969	18,263,340	(341,844)	(13,306,451)	4,632,014

Adjustment of share issuance cost (Note 8)	-	-	-	-	54,454	-	-	54,454
Other comprehensive loss (net of tax - $nil)	-	-	-	-	-	7,346	-	7,346
Loss for the period	-	-	-	-	-	-	(1,427,553)	(1,427,553)
	-	-	-	-	54,454	7,346	(1,427,553)	(1,365,753)
Balance, February 28, 2010	-	-	10,907,057	16,969	18,317,794	(334,498)	(14,734,004)	3,266,261

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Unaudited interim consolidated statements of cash flows
for the three month periods ended
(Stated in U.S. dollars)

	February 28,	March 31,
	2010	2009
	$	$

Loss	(1,427,553)	(573,011)
Items not affecting cash
Depreciation	54,985	97,710
Stock-based compensation	5,238	-
Interest accrual	24,375	13,150
Fair value adjustment of warrant liability	(21,865)	-
Unrealized foreign exchange loss	47,544	128,970
	(1,317,276)	(333,181)

Change in non-cash operating assets and liabilities
Accounts receivable	4,359	14,469
Investment tax credits	(49,537)	(228,934)
Prepaid expenses and sundry assets	(6,675)	24,312
Accounts payable and accrued liabilities	(842,526)	49,683
Deferred revenue	(1,027)	(123,513)
Cash flows used in operating activities	(2,212,682)	(597,164)

Financing activities
Due to related parties	(755,760)	-
Repayment of capital lease obligations	(8,294)	(7,101)
Share issuance costs	-	(136,658)
Cash flows used in financing activities	(764,054)	(143,759)

Investing activity
Purchase of property and equipment	(12,563)	(8,612)
Cash flows used in investing activities	(12,563)	(8,612)

Decrease in cash	(2,989,299)	(749,535)
Cash, beginning of year	8,014,492	902,213
Effect of foreign exchange gain (loss) on
cash held in foreign currency	22,907	(2,657)
Cash, end of period	5,048,100	150,021

Supplemental cash flow information
Interest paid	105,903	-
Taxes paid	-	-

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Notes to the unaudited interim consolidated financial statements
February 28, 2010
(Stated in U.S. dollars)

1.	Nature of operations

Intellipharmaceutics International Inc. (“IPC” or the “Company”) is a pharmaceutical company specializing in the research, development and manufacture of controlled and targeted once-a-day novel oral solid dose drugs.

The shareholders of IntelliPharmaCeutics Ltd. (“IPC Ltd”), and Vasogen Inc. (“Vasogen”) approved a plan of arrangement and merger whereby IPC Ltd. combined with Vasogen to continue as a newly incorporated publicly traded entity to be called Intellipharmaceutics International Inc. (“the IPC Arrangement Agreement”) at their respective shareholder meetings on October 19, 2009. All court and regulatory approvals required to effect the arrangement were received. The arrangement resulted in essentially IPC Ltd. combining with 7231971 Canada Inc. (“New Vasogen”), a new Vasogen company, that acquired substantially all of the assets of Vasogen, including the proceeds from its non-dilutive financing transaction with Cervus LP as described further below.

Separately, Vasogen entered into an arrangement agreement with Cervus LP (“Cervus”), an Alberta based limited partnership that reorganized Vasogen prior to completion of the transaction with the Company and provided gross proceeds to Vasogen of approximately Cdn $7.5 million in non-dilutive capital.

The completion of the arrangement on October 22, 2009 resulted in a new publicly-traded company, Intellipharmaceutics International Inc. Incorporated under the laws of Canada and traded on the TSX and NASDAQ. As a result of the arrangement transaction, IPC Ltd shareholders owned approximately 86% of the outstanding common shares of the Company and Vasogen's shareholders owned approximately 14% of the outstanding common shares of the Company.

As a result of the transaction the Company selected a November 30 year end which resulted in the Company having an eleven month fiscal period in 2009. All comparable information is that of the predecessor Company IPC Ltd. which had a December 31 year end. Accordingly, the Company’s interim consolidated statement of operations and comprehensive loss, shareholders’ equity (deficiency) and cash flows have been presented for the three month period ended February 28, 2010 with a comparative three month period ended March 31, 2009.

2.	Basis of presentation

(a)	Basis of consolidation

These unaudited interim consolidated financial statements include the accounts of the Company and its wholly owned operating subsidiaries, IPC Ltd, Intellipharmaceutics Corp. (“IPC Corp”), Vasogen Ireland Ltd. (“VIL”) and Vasogen Corp. (“VUS”).

These interim consolidated financial statements have been prepared using the same accounting policies, and methods as those used by the Company in the annual audited consolidated financial statements for the year ended November 30, 2009, except as described below under “recently adopted accounting pronouncements”. The unaudited interim consolidated financial statements reflect all adjustments necessary for the fair presentation of the Company’s financial position and results of operation for the interim periods presented.

On October 22, 2009, the Company, formerly IPC Ltd, as part of the acquisition discussed in Note 1, issued 1,526,987 shares of stock in exchange for all the outstanding shares of Vasogen Inc. (“Vasogen”) and 9,380,070 shares of stock in exchange for all the outstanding shares of IPC Ltd. Each former Vasogen Inc. shareholders received 0.65963061 common shares of IPC and each former equity shareholder of IPC Ltd. and its operating affiliate IPC Corp. received 0.552788117 common shares of IPC, for each share they exchanged in the transaction. Under accounting principles generally accepted in the United States of America (“GAAP”), this transaction is considered to be a continuity of Interest transaction followed by the acquisition of assets and assumption of certain liabilities of Vasogen. On acquisition, the difference between the fair value of assets acquired and liabilities assumed was recorded as a credit to additional paid in capital.

Intellipharmaceutics International Inc.
Notes to the unaudited interim consolidated financial statements
February 28, 2010
(Stated in U.S. dollars)

2	Basis of presentation (continued)

(a)	Basis of consolidation (continued)

The comparative number of shares issued and outstanding, options, warrants, basic and diluted loss per common share have been amended to give effect to reflect the merger.

All significant inter-company accounts and transactions have been eliminated on consolidation.

(b)	Going concern

The unaudited interim consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”), as outlined in the FASB Accounting Standards Codification (“ASC”), assuming that the Company will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

The Company’s principal business activities are focused on the research, development and manufacture of controlled and targeted once-a-day oral dose solid drugs. The Company earns revenues from development contracts which provide upfront fees, milestone payments, reimbursement of certain expenditures and royalty income upon commercialization of its products. The Company has incurred losses from operations since inception, and has an accumulated deficit of $(14,734,004) (2009 - $13,306,451). The Company has funded its research and development activities through the issuance of capital stock, loans from related parties and funds received under development agreements.

As the Company has several projects in the research and development stage, it expects to incur additional losses and require additional financial resources to support its operating activities for the foreseeable future. The continuation of the Company’s research and development activities and the commercialization of its products are dependent upon the Company’s ability to successfully complete its research programs, protect its intellectual property and finance its cash requirements on an ongoing basis. Management believes that the Company will be able to obtain additional financing to fund operations for the foreseeable future. However, there is an uncertainty about the outcome of management’s efforts to raise additional financing and future research and development activities.

If the Company is not able to raise additional funds to finance its operations for the foreseeable future, there is substantial doubt about the Company’s ability to continue as a going concern and realize its assets and pay its liabilities as they become due. The consolidated interim financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3.	Significant accounting policies

Recently adopted accounting pronouncements

In June 2009, the FASB issued new guidance on “Accounting for Transfers of Financial Assets”. It addresses concerns raised by the SEC, members of Congress, and financial statement users about the accounting and disclosures required by existing guidance in the wake of the subprime mortgage crisis and the global credit market deterioration, and is intended to improve the accounting and disclosure for transfers of financial assets. The new guidance is effective for financial asset transfers occurring after the beginning of an entity’s first fiscal year that begins after November 15, 2009, with early adoption prohibited. The Company has adopted it on December 1, 2009. The adoption did not have an impact on the Company’s 2009 financial statements.

Intellipharmaceutics International Inc.
Notes to the unaudited interim consolidated financial statements
February 28, 2010
(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

In June 2009, the FASB updated “Consolidation - Consolidation of Variable Interest Entities” (“Consolidation”). The update amends the consolidation guidance that applies to variable interest entities (“VIEs”), and will significantly affect an entity’s overall consolidation analysis. The amendments to the consolidation guidance affect all entities currently within the scope of Consolidation as well as qualifying special-purpose entities that are outside of its scope. An enterprise will need to reconsider its previous conclusions regarding the entities that it consolidates, as the update involves a shift to a qualitative approach that identifies which entities have the power to direct the activities that most significantly impact the VIE’s economic performance and the obligation to absorb its losses or the right to receive benefits from it, as compared to the existing quantitative-based risks and rewards calculation. The update also requires ongoing assessment of whether an entity is the primary beneficiary of a VIE, modifies the presentation of consolidated VIE assets and liabilities, and requires additional disclosures. The updated guidance is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2009, with early adoption prohibited. The Company has adopted it on December 1, 2009. The adoption did not have an impact on the Company’s 2009 financial statements.

Future accounting pronouncements

In October 2009, the FASB issued Accounting Standards Update 2009-13, Revenue Recognition (“ASU 2009-13”). ASU 2009-13 amends the criteria for separating consideration in multiple-deliverable revenue arrangements, and establishes a hierarchy of selling prices to determine the selling price of each specific deliverable. As part of this, ASU 2009-13 eliminates the residual method for allocating revenue among the elements of an arrangement and requires that consideration be allocated at the inception of an arrangement. As well, it expands disclosure requirements. ASU 2009-13 is effective for fiscal years beginning on or after June 15, 2010. The Company is currently evaluating the impact of ASU 2009-13 will have on its financial statements upon its adoption.

The FASB, the EITF and the SEC have issued other accounting pronouncements and regulations during 2010 and 2009 that will become effective in subsequent periods. The Company’s management does not believe that these pronouncements will have a significant impact on the Company’s financial statements at the time they become effective.

Intellipharmaceutics International Inc.
Notes to the unaudited interim consolidated financial statements
February 28, 2010
(Stated in U.S. dollars)

4.	Property and equipment

		February 28, 2010
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Computer equipment	151,907	112,786	39,121
Computer software	17,716	14,538	3,178
Furniture and fixtures	85,400	60,772	24,628
Laboratory equipment	1,817,725	951,947	865,778
Leasehold improvements	898,148	898,148	-
Lab equipment under capital lease	61,894	24,883	37,011
Computer under capital lease	77,147	40,471	36,676
	3,109,937	2,103,545	1,006,392

		November 30, 2009
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Computer equipment	149,969	109,353	40,616
Computer software	17,050	14,087	2,963
Furniture and fixtures	85,149	59,301	25,848
Laboratory equipment	1,808,372	910,055	898,317
Leasehold improvements	895,511	895,511	-
Lab equipment under capital lease	61,712	22,868	38,844
Computer under capital lease	76,920	37,387	39,533
	3,094,683	2,048,562	1,046,121

Depreciation for the three month period ended February 28, 2010 was $54,985 (2009 - $97,710).

Intellipharmaceutics International Inc.
Notes to the unaudited interim consolidated financial statements
February 28, 2010
(Stated in U.S. dollars)

5.	Accrued liabilities

	February 28,	November 30,
	2010	2009
	$	$

Professional fees	378,141	482,624
Other	65,574	57,980
	443,715	540,604

6.	Due to related parties

Amounts due to the related parties are payable to entities controlled by shareholders and to officers and directors of the Company.

	February 28,	November 30,
	2010	2009
	$	$
Promissory note payable to two directors and officers of the Company, unsecured 6% annual interest rate on the outstanding loan balance (i) (2010 - Cdn $1,578,435; 2009 - Cdn $2,463,240)	1,499,701	2,333,498
Note payable to an entity controlled by shareholders, officers and directors of the Company, unsecured, non-interest bearing with no fixed repayment terms. (2010 - Cdn $28,167; 2009 - Cdn $28,167)	26,762	26,683
	1,526,463	2,360,181

Interest expense on the promissory note payable to related parties for the three month period ended February 28, 2010 is $24,359 (March 31, 2009 - $12,973) and has been included in the consolidated statement of operations.

(i)

As a result of the transactions, as described in Note 1, effective October 22, 2009, the promissory note dated September 10, 2004 issued by IPC Corp. to Dr. Isa Odidi and Dr. Amina Odidi (the “Promissory Note”) was amended to provide that the principal amount thereof shall be payable when payment is required solely out of (i) revenues earned by IPC Corp following the effective date, and/or proceeds received by any IPC Company from any offering of its securities following the effective date and/or amounts received by IPC Corp for the scientific research tax credits received after the effective date for research expenses of IPC Corp incurred before the effective date and (ii) up to $800,000 from the Net Cash (as defined in the IPC Arrangement Agreement). During the three months ended February 28, 2010 Cdn $800,000 (US $755,760) and an interest payment of Cdn $110,452 (US $104,943) of the shareholder note was repaid by the Company in accordance with the terms of the IPC Arrangement Agreement.

These transactions are in the normal course of operations and have been measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

7.	Employee cost payable

As at February 28, 2010, the Company had $575,502 (November 30, 2009 - $462,986) in unpaid salary payable to Dr. Isa Odidi and Dr. Amina Odidi, principal stockholders, directors and executive officers of the Company and $64,171 (November 30, 2009 - $38,128) for other employees.

Intellipharmaceutics International Inc.
Notes to the unaudited interim consolidated financial statements
February 28, 2010
(Stated in U.S. dollars)

8.	Capital stock

Authorized, issued and outstanding

The Company is authorized to issue an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares. As at February 28, 2010 and November 30, 2009, the Company has 10,907,057 common shares issued and outstanding and no preference shares issued and outstanding.

A company (“Odidi Holdco”) owned by two officers and directors of IPC owns 5,997,751 common shares or approximately 55% of IPC.

Each common share of the Company entitles the holder thereof to one vote at any meeting of shareholders of the Company, except meetings at which only holders of a specified class of shares are entitled to vote. Common shares of the Company are entitled to receive, as and when declared by the board of the Company, dividends in such amounts as shall be determined by the board of the Company. The holders of common shares of the Company have the right to receive the remaining property of the Company in the event of liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary.

The preference shares may at any time and from time to time be issued in one or more series. The board of directors will, by resolution, from time to time, before the issue thereof, fix the rights, privileges, restrictions and conditions attaching to the preference shares of each series. Except as required by law, the holders of any series of preference shares will not as such be entitled to receive notice of, attend or vote at any meeting of the shareholders of the Company. Holders of preference shares will be entitled to preference with respect to payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, on such shares over the common shares of the Company and over any other shares ranking junior to the preference shares.

The Company was able to negotiate certain reduced stock issuance cost in connection with becoming a publicly traded company in 2009. The estimate used in preparation of the year end financial statements was higher than the amount eventually paid during the second quarter of fiscal 2010, which resulted in an adjustment of $54,454 in the statement of shareholders’ equity (deficiency) for the three month period ended February 28, 2010.

As described in Note 2(a) the comparative share information have been amended to give effect of the transaction described in Note 1.

9.	Options

All grants of options to employees after October 22, 2009 are made from the Employee Stock Option Plan (the “Employee Stock Option Plan”). The maximum number of common shares issuable under the Employee Stock Option Plan is limited to 10% of the issued and outstanding common shares of the Company from time to time, or 1,090,706 based on the number of issued and outstanding common shares as at February 28, 2010. As at February 28, 2010, 78,304 options are outstanding under the employee stock option plan. Each option granted allows the holder to purchase one common share at an exercise price not less than the closing price of the Company's common shares on the Toronto Stock Exchange on the last trading day prior to the grant of the option. Options granted under these plans generally have a maximum term of 10 years and generally vest over a period of up to three years. As at February 28, 2010, there were 1.0 million options available for grant under the Employee Stock Option Plan.

Intellipharmaceutics International Inc.
Notes to the unaudited interim consolidated financial statements
February 28, 2010
(Stated in U.S. dollars)

9.	Options (continued)

In August 2004, the Board of Directors of IPC Ltd approved a grant of 2,763,941 stock options, to two executives who were also the principal shareholders of IPC Ltd. The vesting of these options is contingent upon the achievement of certain performance milestones. These options were still outstanding as at February 28, 2010 and will expire in 2014.

In addition to the Employee Stock Option Plan, in connection with the October 2009 transaction IPC Ltd issued an additional 87,256 broker options to purchase common shares of IPC that were still outstanding as at February 28, 2010.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option- pricing model, consistent with the provisions of Accounting Standards Codification topic ASC 718, formerly SFAS No. 123(R) and SAB No. 107.

Option-pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options. The assumptions presented in the table below represent the weighted average of the applicable assumption used to value stock options at their grant date. The Company calculates expected volatility based on historical volatility of the Company’s peer group that is publicly traded. The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on an average of the term of the options. The risk-free rate assumed in valuing the options is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option. The expected dividend yield percentage at the date of grant is nil as the Company is not expected to pay dividends in the foreseeable future.

The value of broker options granted in 2009 was estimated using the following assumptions. In 2010 there were no stock options granted.

2009

Volatility	142.3%
Risk-free interest rate	1.5%
Expected life (in years)	1
Dividend yield	-
The weighted average grant date fair value per options granted	$1.85

Intellipharmaceutics International Inc.
Notes to the unaudited interim consolidated financial statements
February 28, 2010
(Stated in U.S. dollars)

9.	Options (continued)

Details of stock option transactions are as follows:

		February 28, 2010
		Weighted
		average	Weighted
		exercise	average
	Number of	price per	grant date
	options	per share	fair value
		$	$

Outstanding, beginning of period	2,939,188	6.48	3.46
Granted	-	-	-
Expired	(9,687)	30.38	19.80
Outstanding, end of period	2,929,501	6.40	3.40

Options exercisable, end of period	441,955	22.04	13.54

As of February 28, 2010, the exercise prices, weighted average remaining contractual life of outstanding options and weighted average grant date fair values were as follows:

			Options outstanding			Options exercisable
		Weighted	Weighted	Weighted		Weighted	Weighted
		average	average	average		average	average
		exercise	remaining	grant		exercise	grant
Exercise	Number	price per	contract	date	Number	price per	date
price	outstanding	share	life (years)	fair value	exercisable	share	fair value
$		$		$		$	$

Under 10.00	2,876,764	3.70	4.4	1.61	389,218	4.25	1.68
10.00-100.00	41,127	36.57	6.9	28.70	41,127	36.57	28.70
300.00-500.00	5,376	362.65	4.6	236.91	5,376	362.65	236.91
500.00-1,000.00	6,069	732.58	2.1	454.45	6,069	732.58	454.45
1,000.00-1,500.00	165	1,149.13	1.2	709.18	165	1,149.13	709.18
	2,929,501	6.40			441,955	22.04

Intellipharmaceutics International Inc.
Notes to the unaudited interim consolidated financial statements
February 28, 2010
(Stated in U.S. dollars)

9.	Options (continued)

Total unrecognized compensation cost relating to unvested stock options at February 28, 2010 is approximately $3,542,400 (November 30, 2009 - 3,542,400). Of the total stock options granted up to February 28, 2010, 2,763,940 stock options will vest upon the achievement of certain performance conditions. During the year ended December 31, 2007, a performance condition was met as the U.S. Food and Drug Administration accepted an abbreviated new drug application for a certain drug, resulting in the vesting of 276,394 stock options. As a result, a stock-based compensation expense of $442,800 relating to these stock options was recognized in research and development expense in the year ended December 31, 2007. The Company determined that it is probable as at December 31, 2008 that the Company will meet the performance criteria related to 276,394 stock options. Accordingly, the Company recorded an additional stock based compensation expense of $442,800 related to these options. As at February 28, 2010, 2,487,546 performance-based stock options remain unvested. No other compensation cost has been recognized for the remaining unvested performance-based options as their vesting is not considered probable at this time. On a pro forma basis, if all performance conditions are achieved prior to the expiry of the term of these options in 2014, a stock-based compensation expense of approximately $3,542,400 will be recognized.

No options were exercised in the three month period ended February 28, 2010 and in the three month period ended March 31, 2009.

The Company’s total stock based compensation for the three month period ended February 28, 2010 and three month period ended March 31, 2009 was $5,238 and $Nil respectively.

The Company recorded stock-based compensation relating to option grants amounting to $5,238 recorded in selling, general and administration for the three month period ended February 28, 2010.

10.	Warrants

The fair value of these warrants on the effective date was $543,669. The following table provides information on the 376,699 warrants outstanding and exercisable as of February 28, 2010:

		Number		Shares issuable
Exercise price		outstanding	Expiry	upon exercise
	$

U.S.	95.51	113,962	November 14, 2011	113,962
U.S.	47.91	243,275	May 24, 2012	243,275
U.S.	57.76	19,462	May 24, 2010	19,462
		376,699		376,699

Details of warrant transactions are as follows:

February 28,
2010

Outstanding in beginning of period	376,699
IPC warrants issued in exchanged for Vasogen warrants	-
Expired	-
376,699

Intellipharmaceutics International Inc.
Notes to the unaudited interim consolidated financial statements
February 28, 2010
(Stated in U.S. dollars)

10.	Warrants (continued)

The fair value of the warrants outstanding at February 28, 2010 was $205,084 (November 30, 2009 - $226,268) and was estimated using the following assumptions:

Warrants			Risk free	Expected
outstanding	Dividend	Volatility	rate	life
		%	%

113,962	-	182.6	1.41	1.7 yrs
243,275	-	182.6	1.75	2.2 yrs
19,462	-	51.5	0.41	0.2 yrs

11.	Income taxes

The Company has had no taxable income under the Federal and Provincial tax laws of Canada for the three months ended February 28, 2010 and March 31, 2009. The Company has non-capital loss carry- forwards at February 28, 2010 totaling $8,841,384 in Canada and $63,462 in United States federal income tax losses that must be offset against future taxable income. If not utilized, the loss carry- forwards will expire between 2014 - 2030. As a result of FIN 48, “Accounting for Uncertainty in Income Taxes”, there was no material impact on the Company’s financial statements.

For the months ended February 28, 2010, the Company has a cumulative carry-forward pool of SR&ED expenditures in the amount of $4,115,659 Federal, which can be carried forward indefinitely.

At February 28, 2010 the Company had approximately $491,144 of Ontario harmonization credits, which will expire on the November 30, 2015 taxation year. These credits are subject to a full valuation allowance as they do not meet the more likely than not test.

For the months ended February 28, 2010, the Company had approximately $126,385 (2009 - $156,138) of unclaimed Canadian investment tax credits (ITCs) which expire from 2024 to 2029.

These losses and credits are subject to a full valuation allowance as they do not meet the more likely than not test.

12.	Contingencies

From time to time, the Company may be exposed to claims and legal actions in the normal course of business, some of which may be initiated by the Company. As at February 28, 2010, there were no pending litigation or threatened claim is outstanding, other than the one described in the following paragraph.

In October 2008, the Company, together with a drug development partner, Par Pharmaceutical, Inc. (“Par”), was named as a defendant in two litigation actions in respect of the filing with the U.S. Federal Drug Agency of the Company’s generic drug application for a drug product it has developed for Par. The plaintiffs in each action have claimed to hold patents relating to the drug product developed by the Company. The Company believes that its product does not infringe such patents. Par is responsible for defense of the litigation and the related costs.

Subsequent to quarter end Novartis Pharmaceuticals Corporation and Celgene Corporation have settled their patent suit in the U.S. district Court for the District of New Jersey, and Elan Pharma International Ltd. has settled its patent suit in the U.S. District Court for the District of Delaware, with the Company, and its licensee Par Pharmaceutical, Inc. over a generic version of the Attention Deficit Hyperactivity Disorder drug Focalin XR® (dexmethylphenidate hydrochloride). The terms of the settlements are confidential and remain subject to regulatory and court approval.

Intellipharmaceutics International Inc.
Notes to the unaudited interim consolidated financial statements
February 28, 2010
(Stated in U.S. dollars)

12.	Contingencies (continued)

Pursuant to an arrangement agreement between Vasogen and Cervus dated August 14, 2009 (the "Cervus Agreement"), Vasogen and New Vasogen entered into an indemnity agreement (the "Indemnity Agreement"), which became an obligation of the Company as of October 22, 2009.

The Indemnity Agreement is designed to provide Cervus, with indemnification for claims relating to Vasogen's and New Vasogen's business that are brought against Cervus in the future, subject to certain conditions and limitations.

The Company’s obligations under the Indemnity Agreement relating to the Tax Pools (as defined in the Indemnity Agreement) are limited to an aggregate of Cdn$1,455,000 with a threshold amount of Cdn$50,000 before there is an obligation to make a compensation payment.

13.	Deferred revenue

Management has determined that it cannot reasonably estimate how much work, if any, will be done on the two remaining product candidates under the agreement with Par in fiscal 2010 therefore the Company does not anticipate recognizing any revenue under this agreement in 2010 and have recorded the entire amount as long term.

14.	Financial instruments

(a)	Fair values

Effective January 1, 2008, we adopted Accounting Standards Codification 820 Fair Value Measurements and Disclosures (“ASC 820”) which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of ASC 820 apply to other accounting pronouncements that require or permit fair value measurements. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date; and establishes a three level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Inputs refers broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. To increase consistency and comparability in fair value measurements and related disclosures, the fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The three levels of the hierarchy are defined as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly for substantially the full term of the financial instrument.

Level 3 inputs are unobservable inputs for asset or liabilities.

The categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Fair value of cash is measured based on Level 1 inputs referred to in the three levels of the hierarchy noted above.

The carrying values of cash, accounts receivable, investment tax credits and accounts payable and accrued liabilities approximates their fair values because of the short-term nature of these instruments.

The fair values of amounts due to related parties are not determinable due to the nature of the amounts.

Intellipharmaceutics International Inc.
Notes to the unaudited interim consolidated financial statements
February 28, 2010
(Stated in U.S. dollars)

14.	Financial instruments (continued)

(b)	Interest rate and credit risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on the investment due to the short term nature of the investments.

Trade accounts receivable potentially subjects the Company to credit risk. The Company provides an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable.

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

	February 28,	November 30,
	2010	2009
		$

Total accounts receivable	1,048	5,427
Less allowance for doubtful accounts	-	-
Total accounts receivable, net	1,048	5,427

Not past due	525	521
Past due for more than 31 days but no more than 60 days	523	3,589
Past due for more than 61 days but no more than 90 days	-	-
Past due for more than 91 days but no more than 120 days	-	-
Past due for more than 120 days	-	1,317
Less allowance for doubtful accounts	-	-
Total accounts receivable, net	1,048	5,427

The Company is also exposed to credit risk at period end from the carrying value of its cash. The Company manages this risk by maintaining bank accounts with a Canadian chartered Bank. The Company’s cash is not subject to any external restrictions.

Intellipharmaceutics International Inc.
Notes to the unaudited interim consolidated financial statements
February 28, 2010
(Stated in U.S. dollars)

14.	Financial instruments (continued)

(c)	Foreign exchange risk

The Company has balances in Canadian dollars that give rise to exposure to foreign exchange risk relating to the impact of foreign exchange (“FX”) of translating certain non-US dollar balance sheet accounts as these statements are presented in US dollars. A strengthening U.S. dollar will lead to a FX loss while a weakening U.S. dollar will lead to a FX gain. For each Canadian dollar balance of $1.0 million a +/- 10% movement in the Canadian currency held by the Company versus the US dollar would affect the Corporation’s loss and other comprehensive loss by $0.1 million.

Balances denominated in foreign currencies that are considered financial instruments are as follows:

	February 28, 2010
	USD total	Canadian
FX rates used to translate to USD		1.0525
	$	$

Assets
Cash	5,048,100	5,017,459
Accounts receivable	1,048	1,091
Investment tax credits	1,894,967	1,994,453

Liabilities
Accounts payable	511,268	436,741
Accrued liabilities	443,715	389,630
Employee cost payable	639,673	673,256
Capital lease	40,311	42,427
Due to related parties	1,526,463	1,606,602

(d)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecast cash requirements with expected cash drawdown.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at February 28, 2010:

	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	1 year	1 year
	$	$	$	$	$

Accounts payable	511,268	-	-	-	-
Accrued liabilities	443,715	-	-	-	-
Employee cost payable	639,673	-	-	-	-
Lease obligations	10,295	8,578	8,543	6,459	6,436
Due to related parties	-	1,526,463	-	-	-

Intellipharmaceutics International Inc.
Notes to the unaudited interim consolidated financial statements
February 28, 2010
(Stated in U.S. dollars)

15.	Segmented information

The Company's operations comprise a single reporting segment engaged in the research, development, and manufacture of controlled and targeted once-a-day novel oral solid dose drugs. As the operations comprise a single reporting segment, amounts disclosed in the financial statements for revenue, loss for the year, depreciation and total assets also represent segmented amounts. In addition, all of the Company's long-lived assets are in North America.

	February 28,	March 31,
	2010	2009
	$	$

Revenue
Canada	-	-
United States	2,597	224,372
	2,597	224,372

	February 28,	November 30,
	2010	2009
	$	$
Total assets
Canada	8,081,074	11,081,332

Total property and equipment
Canada	1,006,392	1,046,121

16.	Major customers and concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the period ended February 28, 2010 one customer accounted for 100% of net revenue of the Company and 100% of accounts receivable of the Company. In fiscal year 2009, two customers accounted for 90% and 10% of net revenue of the Company and one customer accounted for 100% of accounts receivable of November 30, 2009.

17.	Subsequent events

The Company has evaluated subsequent events through the date of the release of the financial statements.